UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

ARROW INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of class of securities)

042764100
(CUSIP Number)

Robert W. Cruickshank
494 Weed Street
New Canaan, CT 06840
(203) 966-2926
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 17, 2007

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

This Amendment No. 5,  filed by Robert W. Cruickshank (the “Reporting Person”), amends the Schedule 13D filed with respect to the common stock (the “Common Stock”) of Arrow International, Inc. (the “Company”) by the Reporting Person on June 15, 2006, as amended by Amendment No. 1 filed on August 2, 2006, as amended by Amendment No. 2 filed on August 14, 2006, as amended by Amendment No. 3 filed on November 15, 2006, as amended by Amendment No. 4 filed on March 1, 2007 (as amended, the “Schedule 13D”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

In a letter dated May 17, 2007, the Reporting Person, in his capacity as co-trustee of the Robert L. McNeil, Jr. 1983 Trust (the “McNeil Trust”) and through the McNeil Trust’s nominee of record, Mertz & Moyer, notified the Company of the intention of the McNeil Trust to nominate an additional five directors at the 2007 annual meeting of shareholders of the Company, one of which is Mr. Richard T. Niner, a co-trustee of the McNeil Trust.  Reference is made to Amendment No. 9 to Schedule 13G filed by Mr. Niner with the SEC on February 10, 2006 for information concerning Mr. Niner’s beneficial ownership of shares of Common Stock of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    May 18, 2007

                                                         /s/ Robert W. Cruickshank
                                                                Robert W. Cruickshank